# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Tenax Therapeutics, Inc., CIK 0000034956
CUSIP: 88032L605
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 101 Glen Lennox Drive, Suite 300, Chapel Hill, North Carolina (NC), 27517
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001930214

## Reporting persons
- Vivo Opportunity Fund Holdings, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 3,458,327; shared voting power 0; sole dispositive power 3,458,327; shared dispositive power 0; aggregate amount beneficially owned 3,458,327 (9% of the class)
  Comment: The number represents 2,500,000 shares of common stock, par value $0.0001 per share (the "Common Stock") of Tenax Therapeutics, Inc. (the "Issuer"), and pre-funded warrants to purchase 958,327 shares of the Issuer's Common Stock (the "Pre-Funded Warrants"). All securities are held of record by Vivo Opportunity Fund Holdings, L.P. Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund Holdings, L.P.
  
  The percentage of class is based on 37,423,917 shares of Common Stock outstanding, as of July 28, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission ("SEC") on July 31, 2026, plus 958,327 shares of the Issuer's Common Stock issuable upon the exercise of the Pre-Funded Warrants.
- Vivo Opportunity, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 3,458,327; shared voting power 0; sole dispositive power 3,458,327; shared dispositive power 0; aggregate amount beneficially owned 3,458,327 (9% of the class)
  Comment: The number represents 2,500,000 shares of Common Stock of the Issuer, and Pre-Funded Warrants to purchase 958,327 shares of the Issuer's Common Stock. All securities are held of record by Vivo Opportunity Fund Holdings, L.P. Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund Holdings, L.P.
  
  The percent of class was based on 37,423,917 shares of Common Stock of the Issuer outstanding as of July 28, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q, filed with the SEC on July 31, 2026, plus 958,327 shares of the Issuer's Common Stock issuable upon the exercise of the Pre-Funded Warrants.

## Item 1. Issuer
Name of issuer: Tenax Therapeutics, Inc.
Address of issuer's principal executive offices: 101 Glen Lennox Drive, Suite 300, Chapel Hill, North Carolina, 27517

## Item 2. Person Filing
Name of person filing:
(i) Vivo Opportunity Fund Holdings, L.P., a Delaware limited partnership; and
(ii) Vivo Opportunity, LLC, a Delaware limited liability company. Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund Holdings, L.P.
Address of principal business office or, if none, residence: The address of the principal business office of the Reporting Persons is 192 Lytton Avenue, Palo Alto, CA 94301.
Citizenship:
(i) Vivo Opportunity Fund Holdings, L.P., a Delaware limited partnership; and
(ii) Vivo Opportunity, LLC, a Delaware limited liability company. Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund Holdings, L.P.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The shares reported in this Schedule 13G include 2,500,000 shares of Common Stock of the Issuer, and pre-funded warrants to purchase 958,327 shares of the Issuer's Common Stock (the "Pre-Funded Warrants"). All securities are held of record by Vivo Opportunity Fund Holdings, L.P. Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund Holdings, L.P.
Percent of class:
Vivo Opportunity Fund Holdings, L.P. 9.0%
Vivo Opportunity, LLC 9.0%*
Sole power to vote or to direct the vote:
Vivo Opportunity Fund Holdings, L.P. 3,458,327
Vivo Opportunity, LLC 3,458,327
Shared power to vote or to direct the vote:
Vivo Opportunity Fund Holdings, L.P. 0
Vivo Opportunity, LLC 0
Sole power to dispose or to direct the disposition:
Vivo Opportunity Fund Holdings, L.P. 3,458,327
Vivo Opportunity, LLC 3,458,327
Shared power to dispose or to direct the disposition:
Vivo Opportunity Fund Holdings, L.P. 0
Vivo Opportunity, LLC 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Vivo Opportunity Fund Holdings, L.P.: /s/ Kevin Dai, Kevin Dai/Managing Member of Vivo Opportunity, LLC, General Partner (08/14/2026)
- Vivo Opportunity, LLC: /s/ Kevin Dai, Kevin Dai/Managing Member (08/14/2026)